November 25, 2024

Robert D. Bondurant
President and Chief Executive Officer
Martin Midstream Partners L.P.
4200 B Stone Road
Kilgore, TX 75662

       Re: Martin Midstream Partners L.P.
           Schedule 13E-3/A filed November 21, 2024
           File No. 005-80397
           Revised Preliminary Proxy Statement on Schedule 14A filed November 21, 2024
           File No. 000-50056
Dear Robert D. Bondurant:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed
November 21, 2024
General

1. We note your response to prior comment 1. We disagree with your apparent conclusion that the actions of the Parent Group Support Entities, Mr.
Martin, and
       Senterfitt outlined in our prior comment 1 were either addressed in their respective then-existing Schedule 13D disclosures or did not constitute a material change to the disclosures then in effect. Please be advised that amendments to
Schedule 13D are
       regulated under Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-
       2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule
       13D may need to be made in advance of the submission of a proposal to acquire securities of an issuer. Generic disclosure of the type included in the Schedules 13D or reserving the right to engage in any of the kinds of transactions identified in Item
       4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported
 November 25, 2024
Page 2

       have materially changed. Refer to Exchange Act Sections 13(d) and 13(g) and
       Regulation 13D-G Beneficial Ownership Reporting Compliance and
Disclosure
       Interpretations at Question 110.06.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-
551-3444.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions